

September 16, 2014

Via E-mail
Dr. Daniel G. Teper
Chief Executive Officer
Immune Pharmaceuticals Inc.
Cambridge Innovation Center 1 Broadway 14th Floor
Cambridge, MA 02142

> **Re:** **Immune Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2014**
> **File No. 333-198647**

Dear Dr. Teper:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve all issues concerning the confidential treatment request.

Prospectus Summary
Recent Developments, page 3

2. Regarding the August Option Grants, August 2014 Private Placement and March 2014 Anti-Dilution Adjustments and Restated Warrants, you assert that "we believe the accounting impact to be material" and "we are currently evaluating the overall impact of this event on our financial statements." We note this is the same disclosure that appears in your Form S-3 filed August 22, 2014 (File No. 333-198309), with respect to which we have outstanding comments. Please explain to us your accounting treatment for each of these three transactions and quantify the expected impact on your financial statements for

the quarter ended September 30, 2014. Refer us to the accounting literature upon which you have relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Jeffrey Schultz
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017